UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D (Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

Under the Securities Exchange Act of 1934
(Amendment No.     )*

POGO PRODUCING COMPANY

(Name of Issuer)

Common Stock, $1.00 par value

(Title of Class of Securities)

730448107

(CUSIP Number)

Terrell T. Philen, Jr.

TRT Holdings, Inc.

420 Decker Drive

Suite 100

Irving, Texas  75062

972-871-5553

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

September 25, 2006

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 730448107

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) TRT Holdings, Inc.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 5,345,080

	8.	Shared Voting Power -0-

	9.	Sole Dispositive Power 5,345,080

	10.	Shared Dispositive Power -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,345,080

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 9.21%

14.	Type of Reporting Person (See Instructions) CO

CUSIP No. 730448107

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Robert B. Rowling

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 5,345,080

	8.	Shared Voting Power -0-

	9.	Sole Dispositive Power 5,345,080

	10.	Shared Dispositive Power -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,345,080

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 9.21%

14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 730448107

Item 1.	Security and Issuer

This statement relates to the Common Stock, par value $1.00 (“Common Shares”), of Pogo Producing Company (the “Issuer”). The principal executive offices of the Issuer are located at Five Greenway Plaza, Suite 2700, Houston, Texas 77046-0504.

Item 2.	Identity and Background

Pursuant to Rule 13d-1(a) of Regulation 13D-G of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended (the “Act”), this Schedule 13D Statement is hereby filed by the following persons (collectively, the “Reporting Persons”):  TRT Holdings, Inc. (“TRT”) and Robert B. Rowling (“Mr. Rowling”).

TRT is a corporation organized under the laws of the State of Delaware.  TRT’s principal business is serving as a holding company that invests in the equity securities of businesses in diversified industries.  Its business address is 420 Decker Drive, Suite 100, Irving, Texas  75062.

The business addresses of the directors and executive officers of TRT are set forth on Attachment 1 to this Statement and incorporated herein by reference.

All persons named on Attachment 1 to this Statement are citizens of the United States.

Mr. Rowling is an individual resident of the State of Texas and a citizen of the United States.  Mr. Rowling’s principal occupation is directing the business operations of TRT and its affiliates.  In that capacity, Mr. Rowling acts as the Chairman of the Board of TRT and a member of its Board of Directors.  Mr. Rowling’s address is 420 Decker Drive, Suite 100, Irving, Texas  75062.

During the last five years, none of the Reporting Persons, nor, to the best knowledge of the Reporting Persons, any person named on Attachment 1 (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

As of the close of business on October 4, 2006, TRT has acquired 5,345,080 Common Shares on the New York Stock Exchange for an aggregate purchase price of $219,920,905.93, which includes $213,799.20 in commissions, utilizing the working capital of TRT to purchase such Common Shares.

Item 4.	Purpose of Transaction

The purpose of the acquisition of the Common Shares is to pursue a passive investment in the Issuer.

The Reporting Persons have no present plans or proposals that relate to or that would result in any of the following actions:

(a)           Except as set forth below, the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

CUSIP No. 730448107

(b)           An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c)           A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d)           Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e)           Any material change in the present capitalization or dividend policy of the Issuer;

(f)            Any other material change in the Issuer’s business or corporate structure;

(g)           Changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(h)           Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)            A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j)            Any action similar to any of those enumerated above.

The Reporting Persons may, depending on market conditions, purchase in open market transactions additional Common Shares as a passive investment, but do not intend for their ownership of Common Shares to exceed 9.9% of the Common Shares outstanding.

Subject to the foregoing, the Reporting Persons intend to continue to evaluate the Issuer’s business, prospects and financial condition, the market for the Common Shares, monetary and stock market conditions and other further developments.  As a part of such evaluation, one or both of the Reporting Persons, or their respective agents, may participate in meetings or hold discussions with the Issuer’s management, other shareholders and other persons, in which discussions the Reporting Persons or their agents may express their views with respect to the operations, assets, capital structure or ownership of the Issuer, and possible changes therein as a means of enhancing shareholder value. Such expression of views may relate to one or more of the transactions specified in clauses (a) through (j) of Item 4 of the Schedule 13D form.

Item 5.	Interest in Securities of the Issuer

(a)           Pursuant to Rule 13d-3(a), at the close of business on October 4, 2006, each of the Reporting Persons may be deemed to be the beneficial owner of 5,345,080 of the Common Shares, which constitute approximately 9.21% of the 58,032,847 Common Shares outstanding at July 25, 2006, according to the Issuer’s Quarterly Report on Form 10-Q filed on July 28, 2006.  TRT directly owns the Common Shares of Issuer.  Mr. Rowling indirectly owns such Common Shares due to his ownership of all of the voting Class B shares of TRT.

(b)           Each of the Reporting Persons, either directly or indirectly, has the power to vote or to direct the vote and to dispose or to direct the disposition of the Common Shares reported in Item 5(a).

CUSIP No. 730448107

(c) The table below specifies the date, amount and price of Common Shares purchased by TRT on the New York Stock Exchange during the past sixty days.

Trade Date	# of Shares*	Average Price/Per Share

08/17/06	65,000	$44.2968
08/18/06	34,400	$44.4764
08/23/06	22,800	$44.4057
08/24/06	56,900	$44.2994
08/30/06	39,000	$43.9209
08/31/06	147,575	$43.9167
09/01/06	13,000	$44.4099
09/06/06	392,300	$44.0848
09/07/06	340,000	$43.5782
09/08/06	225,000	$43.1043
09/13/06	234,700	$41.1112
09/14/06	128,600	$41.1758
09/15/06	141,300	$39.4956
09/18/06	181,400	$40.1524
09/19/06	455,000	$39.9383
09/20/06	300,000	$39.1255
09/25/06	157,400	$38.6172
09/26/06	106,400	$39.7597
09/27/06	35,600	$40.3797
09/28/06	462,400	$40.6100
09/29/06	261,300	$40.7920
10/02/06	480,000	$40.7023
10/03/06	597,000	$39.9589
10/04/06	374,505	$39.3377

*Please see Exhibit 3 for a detailed listing of each purchase made on each purchase date. (d) Not applicable. (e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

By virtue of being the sole stockholder of the voting Class B shares of TRT, Mr. Rowling may be deemed to have the power to direct the vote or disposition of the Common Shares reported in Item 5(a).  Otherwise, there are no contracts, arrangements, understandings or relationships among the Reporting Persons and between the Reporting Persons and any other Person with respect to securities of the Issuer.

CUSIP No. 730448107

Item 7.	Material to Be Filed as Exhibits
	Exhibit 1	Joint Filing Agreement Pursuant to Rule 13d-1(k)
	Exhibit 2	Power of Attorney
	Exhibit 3	Table of Daily Purchases

CUSIP No. 730448107

SIGNATURE

After reasonable inquiry and to the best of the knowledge and belief of the undersigned persons, such persons certify that the information set forth in this statement is true, complete and correct.

Dated as of:  October 5, 2006

TRT Holdings, Inc.

By:	/s/ Terrell T. Philen, Jr.
Name:	Terrell T. Philen, Jr.
Title:	Senior Vice President, Chief Financial Officer and Treasurer

/s/ Robert B. Rowling
Name:	Robert B. Rowling

Attention.  Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).

ATTACHMENT 1

The name, business address, and principal occupation of the directors and executive officers of TRT Holdings, Inc., are as follows:

DIRECTORS

Name	Business Address	Office

Robert B. Rowling	TRT Holdings, Inc. 420 Decker Drive Suite 100 Irving, Texas 75062	Director

James D. Caldwell	TRT Holdings, Inc. 420 Decker Drive Suite 100 Irving, Texas 75062	Director

David G. Adams	TRT Holdings, Inc. 420 Decker Drive Suite 100 Irving, Texas 75062	Director

OFFICERS

Name	Business Address	Office

Robert B. Rowling	TRT Holdings, Inc. 420 Decker Drive Suite 100 Irving, Texas 75062	Chairman of the Board

James D. Caldwell	TRT Holdings, Inc. 420 Decker Drive Suite 100 Irving, Texas 75062	President

David G. Adams	TRT Holdings, Inc. 420 Decker Drive Suite 100 Irving, Texas 75062	Senior Vice President – Taxation and Assistant Secretary

Terrell T. Philen, Jr.	TRT Holdings, Inc. 420 Decker Drive Suite 100 Irving, Texas 75062	Senior Vice President, Chief Financial Officer and Treasurer

1

Name	Business Address	Office

Michael G. Smith	TRT Holdings, Inc. 420 Decker Drive Suite 100 Irving, Texas 75062	Senior Vice President, General Counsel and Secretary

2